Mail Stop 4561

August 1, 2006

Leo F. Wells, III
President
Wells Timber Real Estate Investment Trust, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092-3365

Re: **Wells Timber Real Estate Investment Trust, Inc.**
        Amendment No. 3 to Registration Statement on Form S-11
        Filed July 24, 2006
        File No. 333-129651

Dear Mr. Wells:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Performance Summary, page 73

1.   We note your response to comment no. 10 and the revised disclosure that operating distributions exceeded cash generated from operations during 2005 for Wells REIT I and Wells REIT II primarily due to differences in the timing of cash receipts and cash payments for operations and that such excess was funded from undistributed cash flow from prior periods. Please revise to disclose the sources of cash included in "undistributed cash flow from prior periods," including whether those included proceeds from an offering by the program.

* * * *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Rosemarie A. Thurston, Esq. (*via facsimile*)
        Alston & Bird LLP